

Hal Hayden · 3rd

Advisor at Trinity Capital Inc

Prescott, Arizona, United States · Contact info

500+ connections

Sun Mountain Private Credit Fund

University of Arizona

Experience

Partner
Sun Mountain Private Credit Fund
Mar 2018 – Present · 3 yrs 7 mos

General Partner
Trinity Capital Investment
Sep 2012 – Present · 9 yrs 1 mo
Phoenix

Managing Partner
Agility Ventures
May 2004 – Present · 17 yrs 5 mos

Segment Manager
Capitalstream
1999 – 2001 · 2 yrs

Vice President / General Manager
Heritage Software Finance
1997 – 1999 · 2 yrs
Prescott, Arizona

Show 2 more experiences

Education

University of Arizona
BS, Marketing
1975 – 1979

University of Arizona - Eller College of Management
Bachelor of Science (B.Sc.)

Licenses & certifications

Certified Lease & Finance Professional
CLFP Foundation